Exhibit 99.1

Yale-New Haven neurosurgeons verifying effective eye tumor drug delivery localization with iMRI in VISIUS® Surgical Theatre

Intraoperative MRI and angiography confirms retinoblastoma chemotherapy treatment

MINNEAPOLIS, MN, June 19, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that Yale-New Haven Hospital, New Haven, CT, neurosurgeons are confirming effective chemotherapy delivery in treating eye cancer using intraoperative imaging within the VISIUS® Surgical Theatre.

Selective intra-arterial chemotherapy is a growing strategy for treating retinoblastomas - a rapid growth cancer in the eye primarily affecting infants. The technique allows for delivery of an increased concentration of the drug directly to the tumor and reduces the need to use systemically delivered chemotherapy which can cause significant side effects.

Using the VISIUS Surgical Theatre with iMRI during the treatment procedure is a novel approach to this strategy that permits Yale neurosurgeons to confirm successful delivery of chemotherapy at the tumor site. "Combining the intraoperative MRI with biplane angiography has allowed us to rapidly acquire an intraoperative MRI and indirectly confirm that the chemotherapy reached the site of interest," said Dr. Ketan R. Bulsara, Associate Professor of Neurosurgery and Director of Neuroendovascular and Skull-Base Surgery at Yale School of Medicine. He believes Yale-New Haven Hospital is the first to use the iMRI for confirming this treatment method.

The VISIUS Surgical Theatre at Yale-New Haven Hospital features a high-field iMRI that moves between three rooms for diagnostic and surgical usage. Installed in 2010, the multi-disciplinary suite also has biplane angiography in the third room to add a true intraoperative imaging advantage to neurosurgical, endovascular and microsurgical operating capabilities. The VISIUS iMRI does not require the patient to be moved from the OR table to other rooms for scanning because the MR moves on ceiling rails, so optimum positioning for neurosurgery is never compromised and typical clinical workflow is not impacted.

For the retinoblastoma cases, the Yale-New Haven setup allows Dr. Bulsara to use angiography to guide the drug delivery catheter from the entry point at the femoral (leg) artery to the ophthalmic (eye) artery. The surgeon can then confirm that the chemotherapy reached the site of interest using iMRI - all in a single procedural space without ever moving the patient.

A case report on the initial patient using iMRI, a seven-month-old infant, was published in the Journal of NeuroInterventional Surgery in Nov. 2012. Multiple patients have been treated since then, and in these cases complete tumor remission has been seen so far, according to Bulsara. He added that this has avoided the need to remove the eye or the need for systemic chemotherapy for these patients.

During the procedures, iMRI scans were obtained within 15 minutes after drug delivery. "The iMRI provided enhanced visualization of the tumor and the space around the eye using gadolinium as an indirect marker," said Dr. Bulsara.

In the first case, after each of three treatments - spaced four to six weeks apart - imaging showed significant tumor reduction in the child's eye until it was all gone with no major systemic side effects observed.  "So far there hasn't been a need to adjust the delivery method because we haven't seen evidence of the therapy going elsewhere," Bulsara said.

Patients selected for this method, he noted, undergo an extensive evaluation by a Yale-New Haven Hospital team that includes Dr. Miguel Materin, ophthalmologist; Farzana Parshanker, oncologist; and Jeremy Asnes, pediatric cardiologist and co-surgeon.

Dr. Bulsara, one of only a select few neurosurgeons in the country that is dual fellowship trained in skull based cerebrovascular microsurgery and endovascular neurosurgery, believes that physicians are only beginning to see the potential advantages of having all these capabilities in a single room.

More about Retinoblastoma

Retinoblastoma is a rapidly developing cancer that develops in the cells of the retina - the light detecting tissue of the eye. Affecting children up to about 30 months old, an estimated 250-300 in the US annually will develop the disease, according the American Cancer Society. Representing about 3 percent of all childhood malignancies, it is the most common inherited childhood malignancy. In the developed world, retinoblastoma has one of the best cure rates of all childhood cancers (95-98%), with more than nine out of every ten sufferers surviving into adulthood. The first sign of retinoblastoma is usually a white reflex in the eye, often called a cat's eye appearance, in which a white-yellow tumor mass is seen through the pupil.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

Image with caption: "The VISIUS Surgical Theatre at Yale-New Haven Hospital features a high-field intraoperative MRI that moves between three rooms for diagnostic and surgical usage. The third room also has a biplane angiography for neurosurgical, endovascular and microsurgical operating capabilities. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130619_C9577_PHOTO_EN_28242.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 12:14e 19-JUN-13